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                             November 9, 2022

       Joshua B. Goldstein
       General Counsel and Secretary
       Masterworks 108, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 108,
LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 20,
2022
                                                            File No. 024-11812

       Dear Joshua B. Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 and reissue in part. We note your revised disclosure on page 40 regarding
the net annualized returns for specific issuers who have sold a painting. Please revise
to add detailed footnotes which explicitly quantify and detail how the disclosed net
annualized returns to investors were calculated. In this regard, you should include a
detailed breakdown with specific line items explicitly detailing how the disclosed net
annualized return was calculated to include quantifying any fees, costs or profit shares which
were deducted from the sale amount. The distribution waterfalls should be clearly
quantified, detailed and tied to the disclosed net annualized return.
                                                        Alternatively, please
delete the metrics.
 Joshua B. Goldstein
Masterworks 108, LLC
November 9, 2022
Page 2

       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameJoshua B. Goldstein                    Sincerely,
Comapany NameMasterworks 108, LLC
                                                         Division of
Corporation Finance
November 9, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName